TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel & Director, Retirement & Insurance Law

Office: 704-988-4455

Fax: 704-988-1615

E-mail:  kreitz@tiaa-cref.org

April 24, 2012

VIA EDGAR TRANSMISSION as Filed Correspondence

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Debborah Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

M Intelligent VUL Policy

Commission’s 2/22 Comments regarding

Pre-Effective Amendment #1 to the INITIAL REGISTRATION STATEMENT ON FORM N-6

File Nos. 333-179272 and 811-22659

Dear Commissioners:

Today, Registrant is filing, via EDGAR, a Pre-Effective Amendment #1 to the Initial Registration for the above-referenced registration statement.

Changes from the Initial Registration are summarized as follows:

—

Changes made pursuant to Registrant’s responses to the Commission’s comments provided by letter to Registrant dated February 22, 2012 and verbally by Ms. Skeens on April 16th are incorporated into the Pre-Effective Amendment #1. (Prior black-lined courtesy copies of these changes were provided to Ms. Skeens.)

—	Fund expense information, related footnotes, financial statements, and other updates necessary to complete the Registration have been added.

There are no further material changes that have been made to the Registration by the Pre-Effective Amendment #1.

For the above referenced Registrant, this request relates to the pre-effective amendment #1 to the initial registration statement on Form N-6 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), submitted via EDGAR to the Commission today (April 23, 2012). The Registration Statement relates to certain variable universal life insurance contracts (the “Contract”) to be offered following effectiveness of the Registration Statement.

Registrant requests an accelerated effective date for this registration to May 1, 2012.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

The Commission, through Ms. Skeens, provided comments upon the initial registration for the M Intelligent Life Variable Universal Life Contract by letter dated February 22, 2012 and by telephone conversation with Registrant on April 16, 2012.

TIAA-CREF Filed Correspondence
File # 333-179272	Page 1 of 3

We submitted a draft of our proposed responses to the Commission’s comment via EDGAR correspondence submitted on April 6, 2012 and by e-mail correspondence dated April 17, 2012. Other than some non-material editing corrections and changes necessary to complete the Registration (including fund expense information, financial statements, and completion of Part C information), the only changes from the initial registration in the pre-effective amendment #1 registration are responsive to the Commission’s comments.

All other provisions to the contract prospectus remain unchanged.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

¡	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
¡

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

¡	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WE REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO May 1, 2012.

If you have any question concerning this filing, please contact our counsel, Ken Reitz, by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,
/s/ Anthony Garcia
Anthony Garcia
President and CEO
TIAA-CREF Life Insurance Company

Without adopting any of the representations made by the Depositor or Registrant above in this letter, on behalf of the underwriter of this registration, TIAA-CREF Individual and Investor Services, I hereby also request acceleration of the effective date of this registration to the earliest possible date.

/s/ Peter Kennedy

Peter Kennedy
Chief Operations Office
TIAA-CREF Individual and Investor Services, LLC

TIAA-CREF Filed Correspondence
File # 333-179272	Page 2 of 3

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org, or you may contact Joan E. Boros at the law firm Jorden Burt LLP at (202) 965-8150.

Respectfully Submitted,
/s/ Kenneth W. Reitz
Kenneth W. Reitz
Cc:
Joan E. Boros, Jorden Burt LLP, Washington, D.C.

TIAA-CREF Filed Correspondence
File # 333-179272	Page 3 of 3